5-3-02

02033188

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

ACINDAR ARGENTINE STEEL INDUSTRY INC.

(Translation of Registrant's name into English)

Estanislao Zeballos 2739
B1643AGY - Beccar
Province of Buenos Aires
Argentina
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

May 3, 2002

TABLE OF CONTENTS

Acindar

Contacts:

José I. Giraudo
Investor Relations Manager
Acindar S.A.
(54 11) 4719 8674

Andrea Dala
Investor Relations Officer
Acindar S.A
(54 11) 4719 8672

On March 13, 2002, Acindar Industria Argentina de Aceros S.A. (the "Company") signed a pre-merger agreement to merge its subsidiaries, Sampa S.A., Indema S.A., Puar S.A., Clamet S.A. and Tejimet S.A. (the "Subsidiaries"), into the Company. On March 19, 2002, the Company requested approval for the merger of the National Securities Commission. In accordance with the rules, the Company submitted to the Commission (i) a prospectus describing the merger proposal (the "Prospectus") and consolidated statements of assets of the Company and its subsidiaries.

The Prospectus provides that the Subsidiaries will be dissolved and merged into the Company. The principal reasons for the merger include: reduction of operating costs; improvement of technology; development of new business; reduction of structural costs; transfer of assets; and optimization of investments. Certain of these goals will be accomplished through integration of the physical assets and operations of the Company and the Subsidiaries.

The Company's Board of Directors held a General Ordinary and Extraordinary Shareholders' Meeting on April 30, 2002 to approve (i) the merger, (ii) the financial statements for the interim fiscal year July 1, 2001 to December 31, 2001 and (iii) a 50% reduction of the capital stock as required due to the losses of the year ended December 31, 2001.

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Annual Report and Consolidated Financial Statements
at December 31, 2001 and June 30, 2001

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Annual Report and Consolidated Financial Statements
at December 31, 2001 and June 30, 2001

Contents

Acindar Industria Argentina de Aceros S.A.

Annual Report

To the Shareholders:

In compliance with legal requirements and by-laws, the Board of Directors submits to the consideration of the Stockholders this Annual Report and the Financial Statements corresponding to the 60th fiscal year of the Company ended December 31, 2001.

Firstly, mention should be made of the fact that at the Extraordinary General Meeting of Stockholders held on August 10, 2001 approval was granted to changes in the Corporate By-laws, one of the most important of which has been the change in the closing date of the Company's fiscal year, which as from the 60th fiscal year is to be December 31 of each year.

As a result of this change, and as approved by Transitory Clause A) of the new By-laws, the year ended December 31, 2001 has been for an irregular period of six months.

Our comments on relevant events during the year must of necessity begin with a mention of the economic and financial crisis in which Argentina has been immersed since August 2001, which has now reached unprecedented levels. As frequently pointed out, Acindar is heavily dependant on the evolution of the local economy, so that in the last six months of the fiscal year its business has severely deteriorated, in spite of the efforts made.

The Board of Directors has therefore been obliged to suspend payment of principal and interest on its financial debt to be able to assign priority to the operation of its production facilities.

Consequently, on December 19, 2001 a note was sent to the Buenos Aires Stock Exchange as transcribed below:

"Buenos Aires, December 19, 2001

Dr. Raúl V. Pagella
Chief Controller
Bolsa de Comercio de Buenos Aires

Re: Suspension of Payments of Interest and Principal of Financial Debt

Dear Sir:

The deterioration of Argentina's economic and financial situation has accelerated significantly since August. After more than three years of recession, the construction market has fallen by more than 50% since August and the automotive industry by 40%.

Consequently, sales of Acindar (the "Company"), and in turn its capacity to generate funds, have sustained a persistent and pronounced decline. At the same time, interest rates for financing operations have remained at averages of above 30% annually. Conditions affecting the financial system have practically eliminated access to capital, producing a gradual deterioration in the capitalization of Argentine companies, including Acindar.

In this context, the operation of the Company's productive facilities require the application of all its resources and revenue to payment of inputs, raw materials, salaries and services necessary for the production and delivery of its products. Consequently, payments of principal and interest of its financial debt have been discontinued.

The situation affects debts with local and foreign banking entities, as well as debts originating from the acquisition of certain fixed assets.

The Company is informing its financial creditors of this situation, as well as its intention to prepare a proposal that considers the possible alternatives that will allow it to confront its financial obligations. The terms of this proposal will be compatible with the economic and financial perspectives of the Company in the context of an economy facing a high degree of uncertainty.

To assist it in preparing such a proposal the Company is to contract the services of financial advisors, who will also coordinate the negotiations to be carried out with the various financial creditors of the Company.

We will keep you informed of developments.

Yours truly,

Signed: *Jorge N. Videla - Executive Vice-President, Administration and Finance"*

We should add to the above that in view of its vast experience in similar cases, and in particular because of its knowledge of the international creditors, *Credit Suisse First Boston* has been hired to assist the Company as advisors on the financial restructuring that has been begun.

In the case of the internal structure of the Company, we can state that original objectives that gave rise to the strategic alliance at the end of 2000 with Belgo-Mineira Uruguay S.A (BMU), a company controlled by Companhia Siderúrgica Belgo-Mineira (Belgo-Mineira), have been satisfactorily fulfilled. The bulk of available resources and efforts have been concentrated on the Company's main business, which is the manufacture of steel for the construction industry. In addition, fixed and variable cost reduction programs have been extended, and commercial strategy for the whole region has been coordinated with Belgo-Mineira.

We provide details below of the most relevant events affecting the Company during the irregular year ended December 31 last.

STEEL BUSINESS

Production areas

General

Because of the prolonged recession in Argentina, production activity was generally low. In the last half-year the plant was operating at 65% of its nominal capacity.

Production (tons)		Total for Jul. – Dec. 01
DIRECT REDUCTION PLANT		274,498
STEEL MELT SHOP		444,881
ROLLING MILL No.1	Narrow Strip	60,597
	Rebars	65,323
	Total	125,920
ROLLING MILL No.2	Wire rods	224,381
NAVARRO	Rebars	9,384
	Angles	335
	Profiles	4,873
	Flat bars	17,068
	Constr. Steel	2,472
	Total	34,132

Financial restrictions required operations to contemplate minimum use of working capital and assign priority to the cash position, with a negative impact on costs of production.

To offset this effect, in all areas intensive work has been carried out to reduce the cost of production. Most contracts with suppliers have been renegotiated and adjustments were made to the Company's operating structure.

At the same time, benchmarking work has been carried out with personnel from Belgo-Mineira to improve the operating performance of the Steel Melt Shop and the Rolling Mills, with significant improvements having been made to date.

As a result of the mentioned financial restrictions, investments in improvements to production facilities have been severely affected.

The sale took place to Belgo-Mineira of the equipment acquired by Acindar for the assembly of the No.3 Rolling Mill, helping to improve the Company's cash position.

Direct Reduction Plant

The Plant was halted in September for major repairs, after four years of operation, the longest period recorded between major repairs.

The Plant continued to operate normally after this event, with high metallization indicators and product quality.

Steel Melt Shop

During this period new steels were developed intended for the export market, helping to partially offset the drop in domestic market sales.

The revamping of the No.6 Furnace in the Steel Melt Shop has been temporarily postponed.

Rolling Mills

The three Rolling Mills (Mill No. 1, Mill No. 2 and Navarro) saw their volume of operations severely affected by the lack of a market for "Long Products" for Civil Construction, for the manufacture of Wires and for Industrial use, as well as for "Flat Products" for the manufacture of Tubes.

At Navarro work has progressed on the development of "Thick Bars" for Industrial use following the closing of the No.4 Rolling Mill at Tablada and the transfer of its production.

Commercial area

This area is responsible for sales of semi-manufactured and finished goods on the domestic and international markets.

Products include billet, narrow strip, wire rod, hot rolled bars, drawn and rectified bars, steel for construction and reinforced concrete, such as "DN A 420" and "T-500" smooth bars and steel rebars, standard stirrups "Estrix", standard and special "Sima" mesh, structural "Armalogic" elements, "Trilogic" welded wire beams, wires, strands and pre-stressed strands, "Fibracero" steel fibers for concrete, hot rolled angles and cold rolled angles.

It also sells products from other business areas such as nails, structural welded tubes and pipes, various types of wire, such as black annealed, crude and galvanized, for various different distribution channels and markets.

Services to customers in the construction industry through its strategically-located "Armar" plants include steel cutting and bending services and "Armaquick" off-site assembly of columns, piles and beams.

The area has a trained sales force specialized by channel and by segment distributed nationwide. To provide better service to the construction market, the Steel Business area has a technical department that provides support to companies and customers on request.

Domestic market

During the current fiscal year activity in the construction sector continued to fall at a rate of over 10%, taking it to the lowest level for the last five years. Sales of input materials to the sector have all shown negative variations and in the case of Portland cement the drop has been 17.2%. In addition, building permit surface areas for private sector construction in a sample of 42 municipalities have recorded a decline of 15% in the first 11 months of this year.

This led to a notable deterioration in the volume and prices of sales, with a consequent negative impact on results, in spite of the improvement achieved in the Company's fixed and variable costs.

In spite of this situation, Acindar has continued to be present at all major undertakings carried out during the year. Examples include the Rosario-Victoria Bridge, which is in its final stages. Steel deliveries for the Cacheuta Hydroelectric Power Station in Mendoza were completed in November, and at present supplies are being provided to a large dam being built at Punta Negra – San Juan.

In order to adapt commercial strategy to the challenges of this rapidly-changing market, Acindar embarked on a redesign of its strategy which was concluded in December.

Objectives set by the Board included three development stages: Diagnosis of the market situation and positioning, Overall and specific strategy for each business and Development of action plans.

As from January 2002 work will begin on implementing the action plans defined for each business program.

Sales of steel products for the year were broken down as follows: the construction industry accounted for 55%, followed by industry with 24%, the agricultural market with 12%, the remaining 9% being spread over the auto, energy, gas and oil markets.

Analysis of our sales by business line shows that 66% was billed by the steel business, 18% by tubular products and 16% by drawn products.

Foreign market

During the period under review, the Company exported over 96,000 tons to areas outside the Mercosur, an increase over the same period of the previous year of 24.8%.

This result reflects the success achieved in the development of new markets (especially in the EU) begun in the previous year. At the same time the Company maintained its presence in Nafta countries and increased its activities in countries in Central and South America, such as the Dominican Republic, Puerto Rico, Venezuela and Bolivia.

During the period exports to South-east Asia declined compared to the same period of the previous year as a result of the prolonged recession being experienced by certain key economies in the region, which have reversed the flow of trade, becoming exporters to regions such as Nafta. The only exception is China, where Acindar has been researching the market to develop customers in the free cutting steel segment.

Outlook

The outlook for the year in progress is encouraging from the point of view of export potential, particularly in view of the change in the exchange rate in Argentina. However, prospects could be harmed by the proliferation (especially in the most developed nations) of protectionist policies contrary to the spirit of the WTO that could hinder the normal development of the business.

TUBES DIVISION

This Business Unit manufactures a wide range of welded black tubes, galvanized pipes and coated tubes for transporting fluids and for heavy, medium and light duty structural use. Manufacture is carried out at plants located at Villa Constitución (Santa Fe), Rosario (Santa Fe) and San Luis (San Luis).

The markets and segments supplied by this Business Unit include construction, industry, agriculture, oil and gas, the auto industry, energy sectors, highway construction and mass consumer goods (including furniture and camping).

The tube unit continued its review of its business, completing benchmarking studies, successfully implementing productivity improvements and cost reductions and adapting the stock of Manufactured Goods to market demand, to ensure increased competitiveness.

So far this program for increased productivity and lower costs has been carried out according to plan and has shown excellent results.

Industrial processes are being rationalized so as to reduce costs from loss of productivity in low-scale production runs.

In addition, a restructuring of the commercial area is being carried out, not only in relation to the sales force (seeking resources more focused on the various specialized segments, on multiple and single product distributors or users) but also in relation to the channel structure, which is being restructured to for lower servicing costs.

All plants renewed their certification: ISO 9001 in the case of the Laminfer and Villa Constitución plants and ISO 9002 at Impeco. These certificates were validated at Inmetro (the Brazilian certifying authority) to facilitate exports to that country.

Distribution logistics operations were integrated to the corporate network with the operation of Integrated Distribution Centers in Buenos Aires, Rosario and Villa Mercedes (Province of San Luis) with the aim of further improving customer service and attention.

All these measures have been fundamental in facing the significant drop in the market felt more severely in the second half of 2001 in the construction, industry and agricultural segments, leading to a contraction in demand of around 35% compared to the first half of the year.

The various plants making up this Unit improved their safety ratios compared to last year, as regards both the number of accidents and their frequency.

The fixed cost reduction program has continued to be carried out at all plants.

Villa Constitución Plant

- Production structures were adapted to new demand requirements.
- A program of flexible labor use was introduced to optimize the use of resources.

Laminfer Plant

- A 20% reduction was achieved in natural gas consumption in the annealing process following improvements to the production cycle.
- The plant was an active participant on the Municipal Intercompany Environmental Policy Commission in Rosario, having obtained ISO 14000 certification and being known for its environmental protection efforts.

Impeco Plant

- The sharp fall in demand generated a reduction in activity to the minimum levels required by industrial promotion decreed, to be able to keep down supply and distribution costs.
- It was notable that no accidents were reported at the plant during the period.

WIRES DIVISION

This Business Unit produces and markets a wide range of wires and wire by-products with both high and low carbon content, meeting the needs of various industrial and commercial sectors.

The Company operates plants in the provinces of Buenos Aires (La Tablada), Santa Fé (Villa Constitución and Rosario) and San Luis (San Luis city and Villa Mercedes).

During the fiscal year market demand had been met in the principal segments of the market in which this Business Unit operates (agriculture, construction, industry, auto, communications and energy) in spite of the drop in economic activity, which grew sharper in the second quarter of the fiscal year. Exports to the region and other countries remained at levels similar to those of the previous year.

The economic situation being suffered by the country has led to a drop in the level of demand and a lower income from sales and has required a sharp reduction in fixed and variable costs of the Unit to compensate for the loss of contribution to earnings generated by the economic context.

Significant developments in the commercial area

This year new products and systems were developed aimed mainly at the agricultural market. The level of service to the wine-growing sector has been improved, and in various areas of the country new commercial associations have been entered into with distributors that have enabled the Unit to increase its leadership in the market.

With our related company IPH S.A.I.C.F. we have consolidated our leadership in the domestic market for cables and cord, increasing market share in regional markets (Brazil and Chile) thanks to the technological improvements made and the type of cables offered. At present there are plans to insert these products in other markets in the continent.

Significant developments in the production area

In the last half of the year a re-engineering process began for the concentration of primary wire manufacturing facilities, with the consequent benefits in terms of lower fixed and variable costs, improved processes and better use of resources. In the short term it is expected that this re-engineering project will lead to a continuous improvement in levels of productivity, quality and environmental protection in accordance with the requirements of the most demanding markets.

As part of the process for Continuous Improvement, in the second quarter of the fiscal year ISO 9001 version 2000 certification was obtained for the High Carbon Pant at Tablada, and the same recertification process was begun for the Low carbon Plant at Villa Constitución.

QUALITY ASSURANCE, SAFETY AND THE ENVIRONMENT

Quality assurance

The quality assurance program is being carried out and is in force for all processes, whether manufacturing or administrative, being the basis for the continuing improvement of activities at Acindar.

In this context, to obtain confirmation that the quality assurance program is meeting requirements of international standards, the company has continued with the maintenance and renewal of certifications held by the company.

Completing the development of the Management Systems and in order for the Company to comply with the requirements of the new ISO series 9000:2000 standards, internal training activities have been carried out, a new Integrated Management Manual has been drafted with its corresponding support procedures and the Tablada Wire Plant and Sampa San Luis Plant have been certified under these Standards.

The Company's already traditional commitment to quality was reaffirmed through the encouragement provided to the forming of improvement groups and their participation on various events such as the Eighth SITEC seminar and the 12th Quality Seminar at Acindar.

Safety and Occupational Health

Safety and occupational health management at Acindar is based on instructing and training personnel on ways to preserve and protect their own lives, and the program is developed to ensure and improve participation and communication with every member of the organization, paying attention to their concerns, working to provide an answer to difficulties that arise and supervising compliance with the respective policies.

The activities of Safety Committees at each plant, involving participation by all levels of the organization, have been intensified.

Continuing with the Program for Comprehensive Training, last December saw the holding of the First Health and Occupational Seminar as part of the Eighth Seminar for the Promotion of Technology, with significant emphasis on Security and the presenting of specific cases by plant personnel.

Corporate Environmental Management

The Environmental Management Program carried out by Acindar has continued with the introduction of a program for Integrated Environmental Management for activities, processes and products developed, with the aim of preserving the environment in compliance with the rules on Environmental Policy and applicable legislation.

With the presenting of its Environmental Reports and their progress, Acindar has taken part in the International Meeting on Sustainability Reports and Indicators organized by the Global Reporting Initiative of the CEADS.

A specific program is being carried out to survey and control environmental impacts detected, and projects for the improvement of installations and processes continue to be evaluated.

Within this framework of social responsibility, the Company continues to take part in institutional activities, events and seminars at national and international level concerning matters related to the environment and sustainable development. The Acindar plants in Rosario participate actively with the Municipality on an Inter-Industrial Environmental Protection Commission.

HUMAN RESOURCES

Human Resource activity in the period July / December 2001 was mainly concerned with extending the structural reforms begun in the previous year, in a context of lower economic growth in Argentina.

Work-forces have continued to be adapted to the requirements of the business, and administrative areas have been reorganized to lower costs and provide services more efficiently to customers. The new structure of the Human Resource area is an example of this.

Salaries at all levels of the Company were restructured by means of the introduction of a variable component directly linked to the Company's results.

Acindar's communication program, launched at the beginning of 2001 and consolidated during this second stage, has enabled strengthened links to personnel and comprehensive participation by employees, focusing on the progress of the business and work in cooperation with union organizations.

Lastly, the regular exchange of management practices with the Belgo-Mineira group has provided us with an additional advantage in the process of improvement in productivity and work systems and the personal and professional development of each of the employees of our Company.

INFORMATION ON SUBSIDIARIES AND RELATED COMPANIES

Company	Shareholders' equity	Results for Year/Period	Sales
Acindar do Brasil Ltda	2,245,107	(152,893)	3,782,957
Acindar Uruguay I.A.A.S.A	1,833,814	82,783	1,650,360
Abemex S.A.	63,574	51,573	6,341,903
Aceros Express S.A. (in liquidation)	-	(6,000)	-
Agrinsa Agroindustrial S.A.	15,071,009	-	-
Armax S.A.	563,938	(114,447)	166,371
Central Pedro de Mendoza S.A. (in liquidation)	(3,450,224)	(32,694)	-
Clamet S.A.	1,723,085	(631,550)	1,965,098
Comercial Acindar Chile Ltda.	3,407,432	(1,262,031)	9,948,076
Fortunato Bonelli y Cía S.A.	26,616,278	(903,934)	19,870,778
I.P.H. S.A.I.C.F	10,029,119	(74,737)	3,853,568
Impeco S.A.	16,305,452	(975,658)	5,139,665
Indema S.A.	7,765,376	(446,438)	7,117,820
Invertrad S.A. (in liquidation)	-	(924,470)	-
Puar S.A.	2,718,070	(515,462)	3,481,866
Sampa S.A.	15,942,651	(711,402)	5,313,872
Tejimet S.A.	6,447,167	(219,624)	3,786,455

SIGNIFICANT DATA FOR THE YEAR

Irregular fiscal year of six months ended December 31, 2001 compared to the six months ended December 31, 2000.

Net Sales. The Company's net sales fell 26.2%, from $ 260.2 million in the first six months of fiscal 2001 to $ 192.0 million in the six months ended December 31, 2001, mainly due to reductions in volumes on both domestic and export markets and lower export prices.

Export sales in the six months from July to December 2001 recorded a drop of 33.1 %, from $80.3 million in the first half of fiscal 2001 to $ 53.7 million in the July-December 2001 period. The main reasons for this have been the lower export volumes and lower prices. Shipments to export markets reached 165.2 thousand tons in the irregular fiscal year of six months ended December 31, 2001, compared to 193.0 thousand tons in the same period of the previous year. Average export prices fell 21.8% in the six months ending December 31, 2001 compared to the same period in the previous fiscal year.

Sales to the domestic market fell 23.9% during the irregular six-month fiscal year, from 401.3 thousand tons in the first half of the 2001 fiscal year to 305.3 thousand tons in the July-December period of 2001. This resulted in a drop in the Company's sales on the domestic market of 23.1%, from $ 179.9 million in the first half of fiscal 2001 to $ 138.3 million in the July-December 2001 irregular fiscal year.

Cost of Sales. During this fiscal year the cost of goods sold increased to 81.4% of net income from sales, compared to the 75.6% recorded in the same period of the previous year. The increase has been due mainly to a lower absorption of fixed costs because of the lower levels of activity.

Administrative and Selling Expenses. Administration and Selling costs fell from $ 26.3 million (or 10.1% of net sales) during the first half of fiscal 2001 to $ 16.8 million (or 8.7% of net sales) in the period July-December 2001. This drop has mainly been due to the cost reduction program carried out by the Company during the period.

Depreciation and Amortization. The Company hired external consultants to evaluate the useful lives assigned to the main production areas at Villa Constitución. Based on the results of this study, the Company decided to extend the useful life of certain equipment. As a result of this increase, depreciation charges recorded a drop of 20.1%, from $ 26.3 million for the first half of fiscal 2001 to $ 21.0 million in the July-December 2001 six-month period.

Other Expenses. Other expenses includes taxes (except for income tax and turnover tax) and charges for bad debts. The other expenses heading fell 39.8%, from $ 5.7 million in the first half of fiscal 2001 to $ 3.4 million in the July-December 2001 fiscal year. The main reason for the decline was the lower bad debt charge.

Other Revenues and (Expenses) - Net. Other income and expense recorded a negative result of $ 45.0 million because of costs and provisions incurred in relation to restructuring activities, including principally severance payments, labor lawsuits and court contingencies and claims.

Share of losses of equity method investments. The Company reported a loss of $ 0.8 million under this heading in the irregular fiscal year of six months ended December 31, 2001, compared to a neutral result in the first half of fiscal 2001.

Financial and Holding Results. The Company recorded a net amount of $ 34.6 million under this heading in the July-December 2001six-month period, compared to $ 28.5 million in the first half of fiscal 2001. The increase has mainly been due to higher rates of interest accrued during the period, higher bank transaction tax charges and increased holding results.

Non-operating results. The company recorded no non-operating results at December 31, 2001, compared to charges for $ 14.7 million in the period ended December 31, 2000, which arose mainly from the review of the civil construction business operations in Brazil.

Loss for the Year. As a result of the above-mentioned factors, the Company recorded during the irregular year of six months a loss of $ 85.8 million, while the result for the six-month period ended December 31, 2001 was a loss of $ 41.0 million.

FINANCIAL PERFORMANCE

The evolution of the financial situation of the Company during the irregular year of six months was influenced by the accelerated deterioration of the economic, social and political situation in Argentina. The recession deepened and social unrest led to street riots that caused the resignation of President Fernando De la Rúa. The months leading up to this event were marked by a rising instability on financial markets that made it difficult to gain access to funds needed for operations, as well as to a constant increase in the cost of such financing.

At the same time, the generation of funds from sales began to be seriously affected by the steady drop in domestic demand, while export markets suffered from a continuous over-supply.

In this context, the operation of the production facilities of the Company required the use of all its resources and income to pay input, raw materials, salaries and services required for the manufacture and delivery of products, preventing payment of principal and interest on its financial debt.

This situation affected the debts with local and foreign bank entities, as well as those derived from the acquisition of certain fixed assets.

The Company informed this situation to its financial creditors, as well as its intention to prepare a proposal contemplating the possible alternatives to face its financial obligations. The terms of the proposal will be compatible with the economic and financial prospects of the Company within the context of an economy subject to great uncertainty.

To assist it in preparing such a proposal the Company has hired the services of a financial advisor (Credit Suisse First Boston), who will also coordinate the negotiations to be carried out with the various financial creditors of the Company.

DIVIDEND POLICY

Under the terms of certain commitments relating to the Corporate Bonds at 11.25% due 2004, the Company is unable to pay dividends unless the amount of any dividends plus any other restricted payments were not to exceed overall 50% of the sum of net consolidated income for the Company in the period from January 1, 1997 to the date of determination and the net product derived from the issues of ordinary shares of the Company. Under other financial commitments related to the Stand-by Loan Facility and the Investment Loan Agreement between the Company and the IFC, the Company is prevented from paying any dividend unless, after payment of such dividend, (i) the ratio of consolidated current assets to consolidated current liabilities were to be at least 1 to 1 (unless a dividend of up to US$ 4.0 million is paid, subject to (ii) below, if such a ratio were to be at least 0.8 to 1), and (ii) the consolidated indebtedness ratio to capital were not to be higher than 1 to 1.

In view of the accumulated results, the Company will be unable to distribute dividends in the next few fiscal years. Once its payment capability has been recovered, the Board of Directors will propose a consistent and sustainable dividend distribution policy based on the profits obtained, the investment needs and an adequate compensation for shareholders.

RESULTS

The irregular fiscal year of six months ended December 31, 2001 ended with a loss of $85,777,854, there being no extraordinary results. As a consequence, accumulated losses amount to $199,723,918, exceeding 50% of Capital and Adjustment to Capital Accounts.

For this reason the Company will be required to make a mandatory capital reduction, as required by section 206 of the Commercial Companies Law.

The Board of Directors proposes to stockholders that such a reduction should not be less than 50% of Subscribed Capital.

OUTLOOK

It is extremely difficult to conclude this Annual Report with a description of the future development of business based on the vision of the Board of Directors. The severely deteriorated condition of the country, not only economic but also social and institutional, generates enormous uncertainty regarding the process that will have to be endured by the country to overcome the crisis.

Sales on the domestic market in recent months have reached levels that were not imagined in even the most pessimistic of forecasts, and everything indicates that economic recovery will not take place quickly.

For this reason, the Company is adapting its production plans, seeking to increase sales to the Mercosur and new markets. This is a great challenge, given the distortions that exist in international markets as a result of protectionist measures adopted by developed countries and the excess production that exists worldwide. In addition, the Company is being forced to operate under constantly changing conditions as a result of an increasing tax burden, the difficulty in predicting production costs and a total lack of financing.

In spite of the lower profitability from exported products compared to sales on the domestic market, which include products and services with a greater added value, the measures taken by the Company to reduce costs and improve competitiveness will enable it to balance its fund generation capacity, as from which time it will be in a position to draw up a plan for the restructuring of its financial debt. This will enable it to navigate this crisis period, although it is to be hoped that by the end of the year the country will have returned to the path of investment and growth.

ADDITIONAL INFORMATION

The Company has a small number of executive managers who report to the Board and are responsible for the taking of major decisions in relation to the development of the business. In addition, the Company operates a system for the control of such decisions that requires the signature of two such managers, or one of these together with that of a Director, to oblige the Company in significant matters or in relation to the disposal of assets.

Furthermore, the Company has an internal audit department that is responsible for control of compliance with decision-making procedures and the protection of its net worth.

March 2002

THE BOARD OF DIRECTORS

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Consolidated Balance Sheets

at December 31, 2001 and June 30, 2001

	12.31.01	6.30.01
	Ps	Ps
ASSETS		
CURRENT ASSETS		
Cash (Note 6 a))	7,050,157	8,734,462
Time deposits and others (Note 6 b))	152,026	391,924
Trade receivables (Note 6 c))	96,280,876	93,281,949
Other receivables (Note 6 d))	24,281,288	20,295,853
Inventories (Note 6 e))	57,069,815	84,454,295
Other assets (Note 6 f))	3,480,984	17,327,825
Total Current Assets	188,315,146	224,486,308
NON-CURRENT ASSETS		
Trade receivables (Note 6 g))	582,269	839,675
Other receivables (Note 6 h))	88,287,319	94,337,659
Investments (Note 6 i))	13,716,438	14,308,029
Other assets (Note 6 j))	2,084,996	2,192,290
Property, plant and equipment (Exhibit A)	433,266,984	448,176,358
Intangible assets	18,286,620	22,838,739
Total Non-Current Assets	556,224,626	582,692,750
Total Assets	744,539,772	807,179,058

	12.31.01	6.30.01
	Ps	Ps
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note 6 k))	107,382,162	127,804,177
Loans (Note 6 l))	144,508,348	117,506,454
Customers advances (Note 6 m))	2,373,221	2,599,445
Taxes and social security payable (Note 6 n))	11,133,765	12,423,072
Other liabilities (Note 6 o))	25,883,416	17,609,843
Provisions (Note 6 p))	5,825,820	1,959,719
Total Current Liabilities	297,106,732	279,902,710
NON-CURRENT LIABILITIES		
Accounts payable (Note 6 q))	6,864,153	8,583,633
Loans (Note 6 r))	208,994,991	219,370,686
Taxes payable (Note 6 s))	10,666,302	11,435,997
Other liabilities (Note 6 t))	8,043,406	8,755,109
Provisions (Note 6 u))	18,739,468	1,528,833
Total Non-Current Liabilities	253,308,320	249,674,258
Total Liabilities	550,415,052	529,576,968
Subordinated Convertible Negotiable Obligations (Note 15)	62,712,470	60,411,986
STOCKHOLDERS' EQUITY	131,412,250	217,190,104
Total Liabilities, Subordinated Convertible Negotiable Obligations and Stockholders' Equity	744,539,772	807,179,058

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Consolidated Statements of Operations

for the irregular year of six months ended December 31, 2001 and
for the year ended June 30, 2001

	12.31.01	6.30.01
	Ps	Ps
Net sales (Note 16)	192,045,925	489,951,220
Cost of sales	(156,239,921)	(376,182,834)
Gross operating profit	35,806,004	113,768,386
Administrative expenses	(9,628,824)	(30,769,071)
Selling expenses	(7,150,847)	(16,678,665)
Depreciation and amortization	(20,984,744)	(52,557,842)
Other expenses (Note 6 v))	(3,412,649)	(16,282,960)
Share of (losses) earnings of equity method investments (Note 8)	(795,910)	567,507
Other revenues and (expenses) - net (Note 6 w))	(45,019,223)	(18,850,056)
Subtotal	(51,186,193)	(20,802,701)
Financial and holding results		
Generated by assets (Note 6 x))	(1,483,434)	(5,160,868)
Generated by liabilities (Note 6 y))	(33,084,989)	(55,574,948)
Operating losses	(85,754,616)	(81,538,517)
Results from reorganization of operations (Note 20)	-	(31,987,253)
Loss before taxes	(85,754,616)	(113,525,770)
Income tax and tax on minimum notional income	(23,238)	(420,294)
Net loss	(85,777,854)	(113,946,064)

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Consolidated Statement of Changes in Stockholders' Equity

for the irregular year of six months ended December 31, 2001

Item	STOCKHOLDERS' CONTRIBUTIONS			Unappropriated retained losses	Total
	Subscribed capital				
	Shares outstanding	Adjustment to capital	Total		
	Ps	Ps	Ps	Ps	Ps
Balances at the beginning of the irregular year	278,804,518	52,331,650	331,136,168	(113,946,064)	217,190,104
Net loss for the irregular year of six months as per consolidated statement of operations	-	-	-	(85,777,854)	(85,777,854)
Balances at the end of the irregular year	278,804,518	52,331,650	331,136,168	(199,723,918)	131,412,250

The information is disclosed in units of currency of August 31, 1995, except for Subscribed capital account which, for legal reasons, must be disclosed at its nominal values and its adjustments must be shown under Adjustment to capital account.

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Consolidated Statement of Changes in Stockholders' Equity

for the year ended June 30, 2001

Item	STOCKHOLDERS' CONTRIBUTIONS			APPROPRIATED RETAINED EARNINGS		Unappropriated retained losses	Total
	Subscribed capital: Shares outstanding	Adjustment to capital	Total	Legal reserve	Total		
	Ps	Ps	Ps	Ps	Ps	Ps	Ps
Balances at the beginning of the year	232,732,038	120,569,078	353,301,116	23,116,974	23,116,974	(91,354,402)	285,063,688
Capital increase (1)	46,000,000	-	46,000,000	-	-	-	46,000,000
Absorbing of losses (2)	-	(68,237,428)	(68,237,428)	(23,116,974)	(23,116,974)	91,354,402	-
Capital increase from conversion of Convertible Negotiable Obligations	72,480	-	72,480	-	-	-	72,480
Net loss for the year as per consolidated statement of operations	-	-	-	-	-	(113,946,064)	(113,946,064)
Balances at the end of the year	278,804,518	52,331,650	331,136,168	-	-	(113,946,064)	217,190,104

(1) According to the Board's Meeting held on December 5, 2000 and in accordance with the decision taken by the Ordinary and Extraordinary Stockholders' Meeting on June 28, 2000.

(2) As per the Ordinary and Extraordinary Stockholders' Meeting on October 30, 2000.

The information is disclosed in units of currency of August 31, 1995, except for Subscribed capital account which, for legal reasons, must be disclosed at its nominal values and its adjustments must be shown under Adjustment to capital account.

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Consolidated Statements of Cash Flows

for the irregular year of six months ended December 31, 2001 and
for the year ended June 30, 2001

	12.31.01	6.30.01
	Ps	Ps
Cash flows from operating activities		
Loss before taxes	(85,754,616)	(113,525,770)
Adjustments for:		
Depreciation and amortization	20,984,744	52,557,842
Financial and holding results	34,568,423	60,735,816
Share of losses (earnings) of equity method investments	795,910	(567,507)
Net gain on sale and disposal of property, plant and equipment	-	(313,071)
Net losses on sale and disposal of other assets	742,408	1,996,993
Recovery of minimum notional income tax	-	(6,642,476)
Results from reorganization of operations	-	31,987,253
Charge for labor lawsuits	5,438,108	-
Other provisions/allowances and other revenues and (expenses) - net	38,410,722	32,718,673
Operating cash flows before working capital changes	15,185,699	58,947,753
Decrease (increase) in receivables and other assets	7,777,358	(9,449,467)
Decrease (increase) in inventories	27,940,170	(11,102,635)
Decrease in liabilities	(29,161,907)	(22,519,673)
Cash generated from operations	21,741,320	15,875,978
Dismissal and lawsuits indemnities paid	(8,316,228)	(20,987,010)
Net interest	(20,937,079)	(51,401,596)
Income tax	(206,469)	(5,842,338)
Net cash used in operating activities	(7,718,456)	(62,354,966)
Cash flows from investment activities		
Net investments in property, plant and equipment	(2,783,771)	(5,143,358)
Investments in new companies	(4,800)	-
Decrease (increase) in intangible assets	117,438	(1,256,804)
Capital increase	-	46,000,000
Capital increase from conversion of Convertible Negotiable Obligations	-	72,480
Collection of dividends	-	198,000
Net cash (used in) generated from investment activities	(2,671,133)	39,870,318
Cash flows from financing activities		
Decrease in customers advances	(226,224)	(3,349,883)
Net bank and financial debt	9,349,419	(39,597,561)
Subordinated Convertible Negotiable Obligations	-	60,000,000
Net cash generated from financing activities	9,123,195	17,052,556
Decrease in funds from de-consolidation of Sider Flight S.A.	-	(4,654)
Decrease in funds from consolidation of Armax S.A. and S.C.I. S.A.	-	(50,838)
Decrease in funds from liquidation of Aser S.A.	-	(1,892)
Decrease in cash and cash equivalents	(1,266,394)	(5,489,476)
Cash and cash equivalents at the beginning of the irregular year/year	7,153,112	12,642,588
Cash and cash equivalents at the end of the irregular year/year	5,886,718	7,153,112
Decrease in cash and cash equivalents	(1,266,394)	(5,489,476)
Included in the consolidated balance sheets as follows:		
Cash	7,050,157	8,734,462
Time deposits and other	152,026	391,924
Short-term loans - Bank overdrafts	(1,315,465)	(1,973,274)
Total	5,886,718	7,153,112

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements

at December 31, 2001 and June 30, 2001

NOTE 1 - THE COMPANY

Acindar Industria Argentina de Aceros S.A. ("Acindar" or the "Company") is the largest producer of non-flat steel products in Argentina. Acindar currently manufactures a broad range of products from one integrated steel production facility in Villa Constitución, Province of Santa Fe, Argentina ("Villa Constitución") and 22 finishing plants. The Company's principal market is Argentina. The Company's Argentine customers include distributors of steel products, other steel companies, manufacturers of original equipment for several industrial sectors including the automotive and the oil and gas industries and end users, mainly in the construction and agricultural sectors of the economy.

NOTE 2 – ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a difficult economic climate. The prevailing indicators during 2001 were a significant public debt burden, high interest rates, decrease in savings amounts, country risk levels far above normal average and a three-year economic recession. This situation has led to a significant decrease in products and services consumption and an increase in the unemployment level. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

As from December 3, 2001 restrictions on cash availability and circulation and the transfer of foreign currency abroad have been imposed. On December 21, 2001 foreign exchange trading was suspended. Subsequently, the Government declared default on external debt payments. At present transfers of currency abroad require the authorization of the Argentine Central Bank, and currently remittances for certain import transactions, the payment of loan principal, dividends and other similar items have been suspended.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law N° 25561 (Ley de emergencia pública y reforma del régimen cambiario) that involved significant changes to the prevailing economic policy and the amendment of the currency convertibility Law in force since March 1991. On February 3, 2002 the Government announced new economic measures that were implemented through Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, that modified some of the measures included on Law N° 25561. These decrees are being complemented with other regulations, some of which may have been pending at the date at issuance of these consolidated financial statements.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 2 - ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Some of the measures taken by the Government, in force at the date of issuance of these consolidated financial statements, and related effects on the Company's financial position are described below.

Exchange system

On January 6, 2002 a dual currency system has been instituted. Certain transactions that qualify under the Government regulations (basically imports and exports) would be at an official exchange (fixed) rate of $ 1.4 per US$ 1. All other transactions would be at the free floating market exchange rate. On January 11, 2002, Banco Nación Argentina published its first free market rate at $ 1.6 per US$ 1 (ask) and $ 1.4 per US$ 1 (bid).

On February 8, 2002 the Government issued Decree 260 under which as from February 11, 2002 a single free floating currency system was instituted.

Bank deposits

Decree 214 state that, as from February 3, 2002 bank deposits denominated in U.S. dollars or other foreign currencies will be converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of checking accounts and savings accounts balances denominated in dollars and time deposits balances denominated in pesos or dollars, which will be paid back in installments whose amounts and due dates depend on balances recorded. As from February 3, 2002 an adjusting index (CER) and an interest rate will be applied to these rescheduled deposits.

Financial debt in foreign currency

Pursuant to Decree 214, debts denominated in U.S. dollars or other foreign currencies with Argentine Banks will be converted to pesos at the exchange rate of $ 1 per US$ 1 or its equivalent in such other currency. As from February 3, 2002 an adjusting index (CER) and an interest rate will be applied to these debts.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 2 – ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Receivables and debts not related to the financial system

Accounts receivable and payable denominated in dollars or other foreign currency and agreements between private entities that state prices or fees in dollars or other foreign currency were converted to pesos at an exchange rate of $ 1 per US$ 1 or its equivalent in such other foreign currency. An adjusting index (CER) is to be applied to these balances as from February 3, 2002. If goods or services prices are higher or lower than amounts paid at corresponding due dates the parties can request a price readjustment. If the parties involved do not reach an agreement, lawsuits or other legal action may be initiated.

Income tax

Exchange losses recorded due to devaluation are deductible for income tax purposes over a five-year period.

Valuation of foreign currency receivables and liabilities

In accordance with Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, as of December 31, 2001 receivables and liabilities denominated in foreign currencies were valued at the exchange rate of $ 1 per US$ 1 or its equivalent in any other foreign currency.

The measures adopted by the Government, detailed in preceding paragraphs, applying exchange rates prevailing at March 8, 2002 of $2,15/2,25 per US$ 1 – ask/bid rates – will have an estimated impact on the Company's financial position as of December 31, 2001, of $ 373 millions exchange loss, without considering the impact on the Subordinated Convertible Negotiable Obligations. The effects of devaluation, together with other measures adopted, will be recorded in subsequent period's financial statements.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 2 - ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

The impact generated by measures adopted to date by the Government on the financial position of the Company as of December 31, 2001 was calculated on the basis of management present assessments. Actual results could differ from current management assessments and such differences could be material. Therefore, the Company's consolidated financial statements may not include all adjustments that might ultimately result from these adverse conditions. Future economic developments and related effects on the Company's financial position cannot presently be determined. Therefore, any decision taken on the basis of these consolidated financial statements must consider the effects of these measures and their future development and the Company's consolidated financial statements should be read under the light of circumstances herein described.

The Company is taking a variety of actions as a result of the present recession and to attempt to limit the negative impact on ongoing operations. Actions being taken by the Company are described in note 3.

NOTE 3 – ECONOMIC AND FINANCIAL POSITION OF THE COMPANY

The deterioration of the economic and financial situation in Argentina has significantly accelerated since last August. Since that month, and after more than three years of recession, the construction market fell over 50% and the automobile industry 40%. The Company's sales and, consequently, its capacity to generate funds, are recording a sustained and sharp drop. At the same time, interest rates on financing have remained at an average level of 30% p.a. The situation of the financial system has almost eliminated the access to credit, causing the progressive deterioration of the capitalization structure of Argentine companies, a situation from which the Company has not been exempt.

In this context, the operation of the production facilities of the Company requires the use of all its resources and income to pay input, raw materials, salaries and services required for the manufacture and delivery of products, preventing payment of principal and interest on its financial debt.

This situation affects the debts with local and foreign bank entities, as well as those derived from the acquisition of certain fixed assets.

The Company informed this situation to its financial creditors, as well as its intention to prepare a proposal contemplating the possible alternatives to face its financial obligations. The terms of the proposal will be compatible with the economic and financial prospects of the Company within the context of an economy subject to great uncertainty.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 3 – ECONOMIC AND FINANCIAL SITUATION OF THE COMPANY (Contd.)

The principal measures that are being implemented to reverse the current situation are as follows:

- temporary suspension of payments of the bank debt and preparation of a restructuring proposal, to which end Acindar I.A.A.S.A contracted the financial advisory services of Credit Suisse First Boston;
- rescheduling of production activities to consider new export opportunities.
- negotiation with suppliers, to maintain competitive costs;
- filing of a Crisis Prevention Procedure with the Work Secretariat of the Province of Santa Fe to change the current working conditions in order to adjust production to the current needs.

NOTE 4 - BASIS FOR THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Argentina "Argentine GAAP". Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company financial statements, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. These consolidated financial statements have been adapted in order to comply with the form and content of financial statements that are familiar to international investors. For that reason these consolidated financial statements do not include parent company financial statements.

These consolidated financial statements correspond to an irregular year of six months ended on December 31, 2001 and are compared to the year ended June 30, 2001. Consequently, the consolidated statements of operations and the consolidated statements of cash flows are not directly comparable.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 4 - BASIS FOR THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

b) Inflation

These consolidated financial statements have been prepared in conformity with General Resolution No. 368/01 and amendments of the National Securities Commission and reflect the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of controlling authorities, restatement of the financial statements has been discontinued.

c) Related companies

The consolidated financial statements include assets, liabilities, profit and losses of the following related companies:

	Participation in subscribed capital	
	12.31.01	6.30.01
	%	%
Acindar Do Brasil Ltd.	100	100
Acindar Uruguay Industria Argentina de Aceros S.A.	100	100
Agrinsa Agroindustrial S.A.	100	100
Armax S.A.	100	100
Clamet S.A.	100	100
Comercial Acindar Chile Ltd.	100	100
Impeco S.A.	100	100
Indema S.A.	100	100
Invertrad S.A.	-	100
Central Pedro de Mendoza S.A. (in liquidation)	86.4	86.4
Puar S.A.	100	100
Sampa S.A.	100	100
Sistemas Constructivos Integrales S.A.	-	100
Tejimet S.A.	100	100

NOTE 5 - VALUATION CRITERIA

The main valuation criteria used in the preparation of the consolidated financial statements are as follows:

a) Cash, Trade receivables, Other receivables and Liabilities

These accounts are stated at nominal value, including accrued interest through year-end, as appropriate.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 5 - VALUATION CRITERIA (Contd.)

a) Cash, Trade receivables, Other receivables and Liabilities (Contd.)

An allowance for doubtful accounts was set up based on the analysis of the aging of ordinary trade receivables and notes receivable and on the total amount of accounts in litigation. The provision is deducted from Trade receivables.

Past due debit notes for interest on late payment included under Trade receivables were written down, as collectibility is considered to be unlikely in the current economic context. The effect was recorded as interest under Financial and holding results generated by assets.

b) Time deposits and others

Time deposits are valued at cost plus accrued interest at the end of each year.

Government bonds and mutual investment funds are valued at their listed price at the end of each year, net of estimated selling expenses.

c) Inventories

Inventories are valued at cost of replacement. The aggregate value does not exceed estimated realizable value.

An allowance for inventory losses is recorded monthly to cover differences arising from physical counts, which are performed regularly on a rotating basis.

In addition, an allowance for decrease in book value of slow-moving items was set up to cover potential losses derived from their realization.

d) Other assets - Property, plant and equipment held for sale and assets in comodatum

This heading discloses property, plant and equipment removed from the productive process and held for sale and other assets. Their value does not exceed recoverable value.

e) Investments

Investments in companies with an ownership interest of between 20% and 50% of the outstanding voting shares are generally accounted for by the equity method. Investments of less than a 20% ownership interest are carried at the lesser of cost or the equity value.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 5 - VALUATION CRITERIA (Contd.)

e) Investments (Contd.)

Under the equity method of accounting, the proportionate share of the earnings or losses of each investment company is recognized in the consolidated statements of operations. Under the cost method, income is only recognized when dividends are received.

f) Property, plant and equipment

Property, plant and equipment are valued at acquisition cost restated in units of currency of August 31, 1995 for additions prior to that date. Additions subsequent to that date are valued at acquisition cost. Depreciation of fixed assets is calculated by the straight-line method over their estimated useful lives.

The remaining useful lives of the items making up the machinery caption corresponding the main productive areas of the Villa Constitución plant were redefined based on a study performed by independent experts. The economic effect of this change represents a lower fixed assets depreciation charge of approximately $ 12 million p.a..

Costs of maintenance and repairs are charged to income. The carrying amounts and accumulated depreciation of assets sold or retired are eliminated from the respective accounts and gains or losses realized from the sale are charged to income.

The aggregate value of property, plant and equipment, taken as a whole, does not exceed their value of economic utilization to the Company.

g) Intangible assets

Professional fees and other expenses and costs incurred in the development of the Company's strategic Transformation Program, reorganizing of marketing and sales programs, redesigning and updating the management information systems and technical advice on the automation of rolling and steel-making processes have been capitalized and are being amortized by the straight-line method over a term of five years.

In addition, shown under this caption is the goodwill derived from the association with I.P.H. S.A.I.C.F. valued at cost, net of accumulated amortization. Goodwill is amortized by the straight-line method over a term of ten years.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 5 - VALUATION CRITERIA (Contd.)

h) Dismissal indemnities

Severance pay is expensed upon dismissal. During the current year charges for $11,858,038 have been recorded as "Indemnities and Provision for Restructuring" under "Other revenues and (expenses) - net".

At December 31, 2001, a provision for restructuring amounting to $16,700,000 was set up and recognized as "Indemnities and Provision for Restructuring" under "Other revenues and (expenses) - net". This program contemplates the Company's downsizing as a result of the industrial concentration process and the changes to the working modalities that are being implemented.

i) Income tax

The charge for income tax in certain subsidiaries is the amount estimated to be paid for the year in accordance with current tax legislation and the tax result at the end of the year.

j) Stockholders' equity

Equity accounts have been restated in constant pesos until August 31, 1995, except for the subscribed capital, which is stated at the original historical amount. The adjustment required to restate such value into constant pesos through the above-mentioned date is included under Adjustments to capital account.

k) Revenues and expenses

Revenues and expenses are credited or charged to income on an accrual basis.

l) Holding results

Holding results include exchange differences, changes in market value of investments and the effect of changes in the cost of replacement of inventories.

m) Amounts in foreign currencies

In accordance with Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, as of December 31, 2001 receivables and liabilities denominated in foreign currencies were valued at the exchange rate of $ 1 per US$ 1 or its equivalent in any other foreign currency.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 5 - VALUATION CRITERIA (Contd.)

n) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

o) Tax on minimum notional income

Law No. 25063 published in the Official Gazette on December 30, 1998 created the minimum notional income tax applicable to financial years ended as from December 31, 1998. This tax is calculated at the rate of 1% on assets determined in accordance with tax criteria.

Minimum notional income tax corresponding to the fiscal period from 1999 to 2001 is shown under non-current tax credits, as it is expected to be computed as payment on account of income tax within the ten years following that of payment, as established by Law No. 25063 and amendments.

On November 15, 2001 the Company was included in the register of beneficiaries of the Agreement to Improve Competitivity and Generate Employment, thus being exempt from payment of minimum notional income tax as from the current year.

In the subsidiary Central Pedro de Mendoza S.A. (in liquidation), the minimum notional income tax was charged to income, as it was estimated that it would not be able to be claimed as a credit on account of income tax.

NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE CONSOLIDATED BALANCE SHEETS AND THE CONSOLIDATED STATEMENTS OF OPERATIONS

	12.31.01	6.30.01
	Ps	Ps
CONSOLIDATED BALANCE SHEETS		
ASSETS		
CURRENT ASSETS		
a) Cash		
Cash on hand	332,063	630,676
Deposits in transit	587,254	1,375,889
Bank deposits	6,130,840	6,727,897
Total	7,050,157	8,734,462

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE CONSOLIDATED BALANCE SHEETS AND THE CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

	12.31.01	6.30.01
	Ps	Ps
CONSOLIDATED BALANCE SHEETS		
ASSETS		
CURRENT ASSETS (Contd.)		
b) Time deposits and others		
Government bonds	54,620	5,870
Time deposits, mutual investment funds and others	97,406	386,054
Total	152,026	391,924
c) Trade receivables		
Trade	86,535,626	93,169,735
Related companies - Trade	9,590,967	1,802,835
Notes	7,211,269	5,807,015
Related companies - Notes	-	439,987
Allowance for doubtful accounts (1)	(6,842,414)	(7,613,123)
Allowance for discounts	(214,572)	(324,500)
Total	96,280,876	93,281,949
d) Other receivables		
Related companies	15,858	4,806
Dividends receivable from related companies	1,470,000	1,470,000
Related companies – Notes	-	180,112
Prepaid expenses	749,213	281,275
Sundry debtors	7,763,874	3,566,594
Tax credits (Note 7)	9,277,463	9,773,622
Advances to suppliers	401,762	471,665
Export tax rebates	1,316,898	1,676,400
Others	3,286,220	2,871,379
Total	24,281,288	20,295,853
e) Inventories		
Finished products	36,269,324	48,865,418
Raw materials	5,187,348	13,190,564
Materials	12,342,359	16,775,108
Advances to suppliers	1,911,689	3,446,671
Goods in transit	2,202,728	4,329,878
Allowance for inventory losses/Decrease in book values of inventories	(843,633)	(2,153,344)
Total	57,069,815	84,454,295
f) Other assets		
Property, plant and equipment held for sale and other assets	3,480,984	17,327,825
Total	3,480,984	17,327,825

(1) Debtors in litigation were disclosed net of the allowance for doubtful accounts.

Acindar Industria Argentina de Aceros S.A.
Notes to the Consolidated Financial Statements (Contd.)

NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE CONSOLIDATED BALANCE SHEETS AND THE CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

	12.31.01	6.30.01
	Ps	Ps
CONSOLIDATED BALANCE SHEETS		
ASSETS		
NON-CURRENT ASSETS		
g) Trade receivables		
Notes	582,269	839,675
Total	582,269	839,675
h) Other receivables		
Related companies	32,711	32,711
Tax credits (Note 7)	85,942,996	91,459,785
Others	2,311,612	2,845,163
Total	88,287,319	94,337,659
i) Investments		
Related companies (Note 8)	13,676,532	14,267,643
Others	39,906	40,386
Total	13,716,438	14,308,029
j) Other assets		
Property, plant and equipment held for sale	261,000	261,000
Assets in comodatum	1,823,996	1,931,290
Total	2,084,996	2,192,290
LIABILITIES		
CURRENT LIABILITIES		
k) Accounts payable		
Trade	40,267,201	28,702,596
Unsecured notes payable	61,264,008	93,563,795
Related companies	4,654,779	4,138,942
Accrued interest and expenses	794,478	923,698
Others	401,696	475,146
Total	107,382,162	127,804,177
l) Loans		
Bank overdrafts (Note 12)	1,315,465	1,973,274
Secured loans (Note 12)	2,802,231	2,860,886
Unsecured loans (Note 12)	127,158,644	104,711,276
Accrued interest and expenses	13,232,008	7,961,018
Total	144,508,348	117,506,454

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE CONSOLIDATED BALANCE SHEETS AND THE CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

	12.31.01	6.30.01
	Ps	Ps
CONSOLIDATED BALANCE SHEETS		
LIABILITIES		
CURRENT LIABILITIES (Contd.)		
m) Customers advances		
Customers advances	2,373,221	2,599,445
Total	2,373,221	2,599,445
n) Taxes and social security payable		
Salaries and wages	2,533,241	935,789
Withholdings, contributions and taxes payable	3,737,678	4,928,066
Taxes (net of prepayment)	2,110,406	3,951,215
Social security charges	2,752,440	2,608,002
Total	11,133,765	12,423,072
o) Other liabilities		
Accrued fees and expenses	480,767	4,191,681
Debt from Adaptation Program	10,042,859	5,503,036
Debts from legal claims	1,349,985	1,065,751
Unsecured notes payable	5,702,275	5,702,275
Fixed assets rental collected in advance	815,616	816,000
Accrued interest	169,563	130,000
Others	7,322,351	201,100
Total	25,883,416	17,609,843
p) Provisions		
Provision for lawsuit indemnities	2,988,564	1,959,719
Provision for restructuring	2,837,256	-
Total	5,825,820	1,959,719
NON-CURRENT LIABILITIES		
q) Accounts payable		
Trade	390,738	338,167
Unsecured notes payable	6,473,415	8,245,466
Total	6,864,153	8,583,633

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE CONSOLIDATED BALANCE SHEETS AND THE CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

	12.31.01	6.30.01
	Ps	Ps
CONSOLIDATED BALANCE SHEETS		
LIABILITIES		
NON-CURRENT LIABILITIES (Contd.)		
r) Loans		
Secured loans (Note 12)	431,050	1,906,250
Unsecured loans (Note 12)	98,563,941	107,464,436
Negotiable Obligations (Note 12)	110,000,000	110,000,000
Total	208,994,991	219,370,686
s) Taxes payable		
Taxes payable	10,666,302	11,435,997
Total	10,666,302	11,435,997
t) Other liabilities		
Debt from Adaptation Program	3,171,495	2,692,756
Debts from legal claims	1,165,450	1,865,064
Fixed assets rental collected in advance	2,666,445	3,059,000
Others	1,040,016	1,138,289
Total	8,043,406	8,755,109
u) Provisions		
Provision for lawsuit indemnities	4,876,724	1,528,833
Provision for restructuring	13,862,744	-
Total	18,739,468	1,528,833
CONSOLIDATED STATEMENTS OF OPERATIONS		
v) Other expenses		
Taxes	(1,002,526)	(2,298,259)
Doubtful accounts	(2,410,123)	(13,984,701)
Total	(3,412,649)	(16,282,960)
w) Other revenues and (expenses) – net		
Net gain on sale and disposal of property, plant and equipment	41,988	313,071
Others	(3,208,597)	(2,828,175)
Net losses on sale and disposal of other assets	(818,249)	(1,996,993)
Advice to find a strategic investor	-	(5,224,029)
Income (net) on other sales	153,670	618,898
Recovery of minimum notional income tax (Note 5 o))	-	6,642,476
Carried forward	(3,831,188)	(2,474,752)

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE CONSOLIDATED BALANCE SHEETS AND THE CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

	12.31.01	6.30.01
	Ps	Ps
CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)		
w) Other revenues and (expenses) - net (Contd.)		
Brought forward	(3,831,188)	(2,474,752)
Amortization of deferred charges	(84,595)	(2,821,999)
Amortization of assets in comodatum	(107,294)	(214,588)
Indemnities and Provision for restructuring	(28,558,038)	(5,179,071)
Contingencies and charges for labor lawsuits	(5,438,108)	(3,000,000)
Fines and penalties	(7,000,000)	-
Other credits written off	-	(3,325,000)
Expenses corresponding to advice for corporate reorganization	-	(1,834,646)
Total	(45,019,223)	(18,850,056)
x) Financial and holding results generated by assets		
Holding results	(2,592,008)	(1,986,514)
Holding results from inventories	(147,188)	(3,165,488)
Interest	1,396,264	(8,866)
Cash discounts	(140,502)	-
Total	(1,483,434)	(5,160,868)
y) Financial and holding results generated by liabilities		
Holding results	(373,338)	(1,669)
Interest	(29,815,160)	(52,666,194)
Tax on bank debits and credits	(2,290,261)	(819,308)
Taxes on interest	(606,230)	(2,087,777)
Total	(33,084,989)	(55,574,948)

NOTE 7 - OTHER RECEIVABLES - TAX CREDITS

The Company's current and non-current tax credits are summarized as follows:

	12.31.01	6.30.01
	Ps	Ps
Current		
VAT technical balance	4,764,493	4,558,191
Others	4,512,970	5,215,431
Total	9,277,463	9,773,622

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 7 - OTHER RECEIVABLES - TAX CREDITS (Contd.)

	12.31.01	6.30.01
	Ps	Ps
Non-current		
Tax benefits for industrial promotion	31,874,537	31,726,142
VAT technical balance	35,177,089	40,492,738
Tax on minimum notional income	18,500,872	18,637,182
Others	390,498	603,723
Total	85,942,996	91,459,785

NOTE 8 - INVESTMENTS IN UNCONSOLIDATED RELATED COMPANIES

a) Investments in unconsolidated related companies, recorded by the equity method, are as follows:

Company	Ownership interest		Investment by equity method		Share of earnings (losses) of equity method investments	
	12.31.01	6.30.01	12.31.01	6.30.01	12.31.01	6.30.01
	%	%	Ps	Ps	Ps	Ps
Acero Express S.A.	-	50.00	-	6,000	(6,000)	-
Armax S.A.	-	-	-	-	-	74,712
Fortunato Bonelli y Cía. S.A.	49.00	49.00	8,465,993	9,161,221	(895,228)	167,423
I.P.H. S.A.I.C.F.	33.00	33.00	5,107,109	5,022,422	84,688	485,625
Abemex S.A.	40.00	-	25,430	-	20,630	-
Others	-	-	-	-	-	(160,253)
			13,598,532	14,189,643	(795,910)	567,507

b) Investments in unconsolidated related companies, valued at restated cost, are as follows:

Company	12.31.01	6.30.01
	Ps	Ps
Rainbow S.A.	50,000	50,000
Eco Oil S.A.	28,000	28,000
	78,000	78,000

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 9 – INVESTMENTS IN OTHER COMPANIES

On July 16, 2001, the Company acquired 40% of the share capital of Abemex S.A., the main activity of which is the export and import of goods and services. The remaining 60% of the capital stock is held by Belgo Mineira Uruguay S.A.. The main purpose of this company is to consolidate Acindar as an exporter of products with greater added value, with a significant optimization of logistics costs as a result of the synergy with Companhia Siderúrgica Belgo-Mineira.

NOTE 10 - DEBT FROM PURCHASE OF COMPANIES

Laminfer S.A. - Impeco S.A.

During the year ended June 30, 1998 the Company purchased the entire capital stock of Laminfer S.A. and Impeco S.A., the leading manufacturers of structural pipes in Argentina. The purchase price amounted to US$ 20,402,275. The outstanding balance of US$ 5,702,275 is financed through notes with maturity date on January 31, 2002. At the date of issue of theses consolidated financial statements, the Company has not paid the mentioned balance.

NOTE 11 - LIQUIDATION OF RELATED COMPANIES

On December 22, 2000 the stockholders of Aser S.A. decided to dissolve and wind up the company. To this end, on May 21, 2001 the stockholders of the company approved the final liquidation balance sheet as of April 30, 2001. The registration of the liquidation with the Superintendency of Corporations was obtained on November 6, 2001.

In addition, on September 11, 2001 the stockholders of Sistemas Constructivos Integrales S.A. decided to dissolve and wind up the company. To this end, on November 2, 2001 the stockholders of the company approved the final liquidation balance sheet as of October 31, 2001. At the date of these consolidated financial statements registration of the liquidation with the Superintendency of Corporations was pending.

Furthermore, on November 12, 2001 the stockholders of Invertrad S.A. decided to dissolve and wind up the company. To this end, on January 4, 2002 the stockholders of the company approved the final liquidation balance sheet as of December 31, 2001. At the date of these consolidated financial statements registration of the liquidation with the Superintendency of Corporations was pending.

These entities do not have significant operations and their liquidations are not expected to have a significant effect on the Company's consolidated financial statements.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 12 - SHORT AND LONG-TERM DEBT

a) By type of currency and rate of interest

	Currency	12.31.01 Ps	6.30.01 Ps	12.31.01 %	6.30.01 %
SHORT-TERM LOANS					
Bank overdrafts	Ps	1,133,153	1,535,580	40.00	16.50
	US$	182.312	437,694	15.00	9.50
		1,315,465	1,973,274		
Secured loans	US$	2,802,231	2,860,886	8.06	10.45
		2,802,231	2,860,886		
Unsecured loans	Ps	8,283,434	2,128,251	32.04	5.15
	US$	118,875,210	102,583,025	12.28	8.44
		127,158,644	104,711,276		
LONG-TERM LOANS					
Secured loans	US$	431,050	1,906,250	8.06	10.45
		431,050	1,906,250		
Unsecured loans	Ps	1,344,080	2,373,473	32.04	5.15
	US$	97,219,861	105,090,963	12.28	8.44
		98,563,941	107,464,436		
Negotiable Obligations					
Non-convertible Negotiable Obligations	US$	100,000,000	100,000,000	11.25	11.25
International Finance Corporation (IFC)	US$	10,000,000	10,000,000	7.31	7.31
		110,000,000	110,000,000		

Ps: Argentine Pesos, US$: United States Dollars.

b) Main agreements of long-term loans

Below is a summary of the Company's financial indebtedness. At the date of these consolidated financial statements, the Company has postponed the payment of its financial debt, as mentioned in Notes 3 and 23.

1. Non-convertible Negotiable Obligations

Amount: US$ 100,000,000.

Characteristics: These Negotiable Obligations are not convertible into ordinary shares, are unsecured and rank pari passu in right of payment with all other existing and future indebtedness of the Company.

Acindar Industria Argentina de Aceros S.A.
Notes to the Consolidated Financial Statements (Contd.)

NOTE 12 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans (Contd.)

1. Non-convertible Negotiable Obligations (Contd.)

Amortization: Maturing in February 2004, accruing interest at an annual rate of 11.25%. These bonds may be totally or partially redeemed by the Company after February 15, 2002, at the following redemption prices:

Year	Redemption %
2002	105.6250
2003	102.8125
2004	100.0000

Covenants: The Notes were issued under an Indenture which includes, among others, the following covenants: limitation on indebtedness if the consolidated coverage ratio does not exceed 2 to 1; limitation on indebtedness or capital stock of restricted subsidiaries; limitation on restricted payments; limitation on restrictions on distribution from restricted subsidiaries; limitation on sales of assets and subsidiary stock; limitation on affiliate transactions; limitation on the sale of restricted subsidiaries; limitation on liens; limitation on sale/leaseback transactions; and limitation on changes in the nature of the business.

2. International Finance Corporation (IFC)

An investment agreement was entered into with the IFC on February 9, 1995 to finance the Transformation Program. The following are the principal conditions of the loans granted as part of the investment agreement:

<u>"A" Loan</u>

Amount: US$ 15,000,000.

Amortization: Payable in 12 semiannual installments of US$ 1,250,000 beginning February 12, 1997 and ending August 12, 2002.

Interest: LIBOR plus 2.75% annually (payable every six months).

As of December 31, 2001 ten installments have been paid.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 12 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans (Contd.)

2. International Finance Corporation (IFC) (Contd.)

"B" Loan

Amount: US$ 20,000,000.

Amortization: Payable in 9 semiannual installments of US$ 2,222,222 beginning February 12, 1997 and ending February 12, 2001.

Interest: LIBOR plus 2.50% annually (payable every six months).

As of December 31, 2001 the loan has been totally paid.

"C" Loan

Amount: US$ 10,000,000.

Characteristics: These are Negotiable Obligations convertible into Class "B" common shares at the holder's option. Issue date: February 9, 1995.

Amortization: Payable in one single maturity in February 2003.

Conversion: Conversion price is equal to Ps 1.50 per share multiplied by the conversion premium. Holders are entitled to anticipated conversion during the following periods:

February 9, 2001 to February 8, 2002 (conversion premium = 1.40)
February 9, 2002 to February 8, 2003 (conversion premium = 1.45)

Interest: LIBOR plus 2% annually (payable every six months).

In addition, loans were subscribed with the same entity according to the following characteristics:

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 12 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans (Contd.)

2. International Finance Corporation. (Contd.)

Stand-by loan

Amount: US$ 70,000,000.

Amortization: US$ 45,000,000 in 10 semiannual installments of US$ 4,500,000 counted as from May 15, 1999, the remaining US$ 25,000,000 being repayable in 18 semiannual installments of US$ 1,388,888 counted as from April 15, 2001.

Interest: LIBOR plus 3% annually (payable every six months).

At December 31, 2001 five installments corresponding to the US$ 45,000,000 tranche and one installment corresponding to the US$ 25,000,000 tranche have been settled.

Loan for the financing of fixed assets

Amount granted: US$ 50,000,000.

Amount disbursed: US$ 50,000,000.

Amortization: US$ 25,000,000 in 18 semiannual installments of US$ 1,388,888 beginning April 15, 2001, the remaining US$ 25,000,000 being repayable in 11 semiannual installments of US$ 2,272,727 counted as from October 15, 2004.

Interest: LIBOR plus 3% annually.

As of December 31, 2001 one installment of the first US$ 25,000,000 tranche has been paid.

Covenants: Include, among others, that the Company shall not: (i) declare or pay any dividends or make any distribution of its capital if an event of default has occurred and is continuing, or (ii) create or permit to exist (including consolidated subsidiaries) any lien on any property, revenues or other assets, present or future. In addition, as from January 10, 1997, the Company is required to maintain: (i) a consolidated debt-to-equity ratio of no more than 1.1 to 1.0, and (ii) a debt coverage ratio of no less than 1.2 to 1.0.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 12 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans (Contd.)

2. International Finance Corporation. (Contd.)

Main events of default:

a) default on payments of principal or interest;
b) default on other debt; or
c) the Company fails to observe or perform any of its obligations under its agreements with IFC.

The Company is negotiating waivers to: (i) temporarily increase the limit of the capital expenditures, (ii) increase the Consolidated Debt to Equity Ratio and (iii) reduce the Debt Coverage Ratio.

3. Bayerische Vereinsbank

Original amount: US$ 11,390,000 Hermes Bayerische - Marcegaglia Loan

Characteristics: This is a loan obtained with the guarantee of the loan export-import bank agency of the German government (Hermes) for equipment purchases from suppliers of that country. Hermes is the guarantor with coverage of 95% on the Marcegaglia Loan.

Hermes Bayerische - Marcegaglia Loan (agreement date: March 1, 1994)

Amortization: Payable in 14 semiannual installments of US$ 813,571, beginning on April 18, 1997 and ending on October 18, 2003.

Interest: LIBOR plus 1.125% annually.

As of December 31, 2001 nine installments have been paid.

4. Bayerische HypoVereinsbank

Original amount: US$ 14,513,495 Sace Bayerische - Danieli Loan

Characteristics: This loan is obtained with guarantee from the loan export agency of the Italian government (Sace) for the purchase of equipment from Italian suppliers.

Amortization: 14 semiannual installments amounting to US$ 1,036,678 as from May 22, 2000 up to November 22, 2006.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 12 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans (Contd.)

4. Bayerische HypoVereinsbank (Contd.)

Interest: LIBOR plus 0.70% annually.

As of December 31, 2001 three installments have been paid.

c) Commercial and financial debt by maturities

- Short-term commercial and financial debt:

Period	Ps
Past due	113,889,878
To be due	138,000,632
Total	251,890,510

- Long-term commercial and financial debt. Maturities at December 31:

Year	Ps
2003	37,298,986
2004	113,048,688
2005	14,436,581
2006	13,967,007
2007 onwards	37,107,882
Total	215,859,144

NOTE 13 - APPLICATION OF FUNDS DERIVED FROM THE ISSUE OF NON-CONVERTIBLE NEGOTIABLE OBLIGATIONS AND THE ISSUE OF SUBORDINATED CONVERTIBLE NEGOTIABLE OBLIGATIONS

The funds obtained from the issue of Non-convertible Negotiable Obligations were applied as follows: Short and long-term commercial debts: Ps 47,636,000, Bank and financial debt: Ps 39,152,000, Working capital: Ps 8,712,000.

The proceeds of the issue of Subordinated Convertible Negotiable Obligations were totally applied to the settlement of short-term financial liabilities.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 14 - STATUS OF CAPITAL

a) The status of capital at December 31, 2001 is as follows:

	Ps
Capital registered at the Public Register of Commerce	278,804,518
Capital issued	278,804,518
Capital subscribed	278,804,518
Capital paid-up	278,804,518

b) Changes in capital for the last four years:

Date: Stockholders' Meeting approving the issue	Date: Authorization for public offer	Form of placement	Capital stock Ps
Capital stock as per balance sheet at June 30, 1998			232,651,398
8. 5.96	10.10.96	Conversion of Negotiable Obligations convertible into shares	98,656
11.10.98	3. 7.00	Capital increase	54,464
6.28.00	12. 5.00	Capital increase	46,000,000
Total subscribed and paid-up at December 31, 2001			278,804,518

The irregular fiscal year of six months ended December 31, 2001 ended with a loss of $85,777,854. As a consequence, accumulated losses amount to $199,723,918, exceeding 50% of Capital and Adjustment to Capital Accounts.

For this reason the Company will be required to make a mandatory capital reduction, as required by section 206 of the Commercial Companies Law.

The Board of Directors proposes to stockholders that such a reduction should not be less than 50% of Subscribed Capital.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 15 - SUBORDINATED NEGOTIABLE OBLIGATIONS COMPULSORILY CONVERTIBLE INTO ORDINARY CLASS "B" SHARES

Original amount: US$ 60,000,000

Characteristics: these Subordinated Convertible Negotiable Obligations will be converted into ordinary Class "B" shares at a conversion price of $ 1 (one peso) per share as follows: (i) at the option of holders at any time as from the date of issue through maturity, (ii) on a compulsory basis on maturity and (iii) at the option of their holders as a result of declaration of the lapsing of corresponding terms.

Expiry date: May 28, 2005.

Interest: These Subordinated Convertible Negotiable Obligations bear interest at an annual 7.5% rate payable on a yearly basis; interest will be payable in Subordinated Convertible Negotiable Obligations of the same characteristics and conditions as those described above.

The majority of these Subordinated Convertible Negotiable Obligations were bought by the principal shareholders of the Company.

NOTE 16 - SUPPLEMENTARY INFORMATION ON SALES

	6.30.01	6.30.01
	Ps	Ps
Domestic market net sales	138,325,869	357,963,941
Export market net sales	53,720,056	131,987,279
Total	192,045,925	489,951,220

NOTE 17 - TAX LOSS CARRYFORWARDS

The accumulated tax loss carryforwards of the Company and its subsidiaries amounted to Ps 217,889,700. The breakdown of this balance is as follows:

Expiring during the year ending:	Ps
December 31, 2002	1,146,907
December 31, 2003	29,035,713
December 31, 2004	47,215,662
December 31, 2005	66,376,512
December 31, 2006 (estimated)	61,089,354
Non-expiring (estimated)	13,025,552
Total	217,889,700

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 18 - RESTRICTIONS ON DISTRIBUTION OF EARNINGS

In accordance with the Corporations Law, the Company's by-laws and Resolution No. 372/01 of the National Securities Commission, 5% of the profits for the year plus (less) prior years' adjustments must be transferred to the Legal Reserve until such Reserve reaches 20% of restated capital. Before any distribution is made the Legal Reserve must be recovered.

The commitments assumed with some official foreign banks, the contract signed with the IFC for the financing of the Investment Program and the conditions for the issue of Non-convertible Negotiable Obligations due in 2004 contain some covenants which, in some cases, restrict the distribution of dividends.

NOTE 19 - COMMITMENTS AND CONTINGENCIES

1. From business

The Company has entered into a long-term electricity supply contract with Central Piedra Buena S.A. This contract has a term of 7 years beginning on May 1, 1997 and provides for the purchase of 40 Mwh of electricity per 24-hour day. If the service is suspended at the initiative of the Company, the penalty due would be US$ 9.59/Mwh for electricity pending delivery up to the expiry of the contract. At December 31, 2001, the Company was not in default under this contract.

The Company entered into a long-term electricity supply contract with Hidroeléctrica Piedra del Aguila S.A. under which the Company is committed to purchase 85 Mwh of electricity, subject to adjustments of plus or minus 20%, for a fixed price, and according to inflationary adjustments based on the United States Industrial Wholesale Price Index. This contract is in effect for 5 years as from May 1, 1998. At December 31, 2001, the Company was not in default under this contract.

In addition, the Company has entered into a contract with Litoral Gas for the exclusive supply of natural gas for the period between July 1, 1996 and June 30, 2005. In consideration for exclusivity, the Company is entitled to a discount on its purchases under the contract. The penalty applicable to the Company for terminating the contract without due cause would be calculated on the basis of discounts received, which are based on the quantity of gas already consumed. Consequently, the cost of terminating the contract depends on the moment of such termination by the Company.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 19 - COMMITMENTS AND CONTINGENCIES (Contd.)

2. Legal matters

The Company is a party to certain labor lawsuits and other claims at an administrative instance relating to the normal course of its business. Considering provisions already recorded, it is estimated that the outcome of these lawsuits will not have a material adverse effect on the Company's income.

3. Encumbered assets

At December 31, 2001, the Company has the following encumbered assets:

Encumbered assets	Type of encumbrance	Carrying value of encumbered assets	Original amounts of secured debts	Remaining balances of secured debts
		Ps	Ps	Ps
Property, plant and equipment	Mortgage and pledge	26,351,744	11,050,000	3,233,281

4. Guarantees

At December 31, 2001 a bond had been granted for Ps 3,650,000 in favor of Sistemas Constructivos Integrales Sociedad Anónima, a corporation organized by Invertrad S.A. and Eléctrica del Plata S.A., in connection with the obligations assumed by Sistemas Constructivos Integrales Sociedad Anónima before Entwicklungs- u. Verwertungs-Gesellschaft m.b.H., supplier of the technology required for its operations, as a result of the License and Equipment Supply Contracts entered into by the above-mentioned companies.

Acindar Industria Argentina de Aceros S.A. and Sociedad Comercial del Plata S.A. act as sureties with respect to the obligations assumed with the above-mentioned supplier.

In addition, at December 31, 2001 the shares in Agrinsa Agroindustrial S.A. have been assigned to the Dirección General Impositiva in guarantee of deferrals for a total amount of $9,007,000.

Furthermore, at December 31, 2001 a surety amounting to $150,000 was granted in favor of Banco del Suquía for the subsidiary Armax S.A. to be allowed to overdraw.

5. Memorandun accounts

At December 31, 2001 there are warrants received in guarantee for a total of US$ 9,013,261.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 19 - COMMITMENTS AND CONTINGENCIES (Contd.)

6. Value items discounted

At December 31, 2001 there are customer checks discounted for Ps 10,491,137, and notes discounted for Ps 2,469,291.

NOTE 20 - REORGANIZATION OF OPERATIONS

As a result of the strategic association with Companhia Siderúrgica Belgo-Mineira in November 2000, the Company has initiated a business Reorganization Program under which the decisions adopted so far have been aimed at discontinuing unprofitable operations, suspending investment plans aimed at extending the operating capacity of the mill and selling the equipment acquired to that end.

A continuing process for the closing down of less efficient businesses was initiated by the Company, including the closing down of certain plants and the write-off of related assets.

Accordingly, at June 30, 2001, the Company decided to record the following adjustments having an effect on "Results from reorganization of operations":

	In million pesos
- Write-off Açomax goodwill	9.2
- Write-off rolling mill No. 3	15.3
- Write-off civil construction equipment	1.3
- Net result of sale of construction business in Brazil	4.2
- Decrease book value investment in Sistemas Constructivos Integrales S.A.	2.0
Total	32.0

NOTE 21 - TRANSACTIONS BETWEEN RELATED PARTIES

On November 23, 2001, the company transferred Mill No. 3, an automatic EVG QC7/126-RV-type machine for mesh welding and a Pittini Impieanti LTP 3/15 S-type cold wire rod drawing and grit blasting equipment to Companhia Siderúrgica Belgo-Mineira. The sale was carried out for US$ 13,356,800; those assets had a book value of $13,740,204.

Acindar Industria Argentina de Aceros S.A.

Notes to the Consolidated Financial Statements (Contd.)

NOTE 22 - BY-LAWS AMENDMENT

On August 10, 2001, the Shareholders' Extraordinary Meeting approved the amendments to the by-laws of Acindar. The main changes are as follows: (i) change of the year-end closing date to December 31; (ii) elimination of the Surveillance Council and (iii) the designation of the Executive Committee to become a power of the Board of Directors instead of an obligation.

NOTE 23 - SUBSEQUENT EVENTS

On February 15, 2002, the Company did not make payment of interest, as required by the terms for issue of its Non-convertible Negotiable Obligations.

As described in Note 3, the Company notified the temporary suspension of payments – principal and interest- on its financial debt, with the ultimate purpose of maintaining its production facilities operative, protecting sources of employment and the value of the going concern, safeguarding the interests of its creditors, suppliers and shareholders.

Additionally, subsequent to September 30, 2001 no events other than those publicly known have taken place that would significantly impact on the economic or financial situation of the Company.

Condensed from the original prepared in Spanish for publication in Argentina

Acindar Industria Argentina de Aceros S.A.

Consolidated Financial Statements at December 31, 2001 and June 30, 2001

Property, Plant and Equipment

Exhibit A

Principal accounts	Amount at the beginning of the irregular year/year	Acquisition through consolidation	Increases of the irregular year/year	Decreases of the irregular year/year	Amount at the end of the irregular year/year	Depreciation: Accumulated at the beginning of the irregular year/year	Depreciation: Acquisition through consolidation	Depreciation: Disposals for the irregular year/year	Depreciation: For the irregular year/year	Depreciation: Accumulated at the end of the irregular year/year	Net book value at the end of the irregular year	Net book value for the previous year
	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps
Land	10,716,046	-	4,976	-	10,721,022	-	-	-	-	-	10,721,022	10,716,046
Buildings and improvements	242,236,178	-	12,288	9,394	242,239,072	147,946,566	-	-	2,386,543	150,333,109	91,905,963	94,289,612
Ports	18,634,229	-	-	-	18,634,229	10,262,686	-	-	157,376	10,420,062	8,214,167	8,371,543
Roads and bays	14,607,487	-	-	-	14,607,487	13,427,151	-	-	70,569	13,497,720	1,109,767	1,180,336
Railways installations and material	8,135,333	-	-	-	8,135,333	7,097,138	-	-	113,360	7,210,498	924,835	1,038,195
Vehicles and other equipment	8,031,701	-	17,835	121,123	7,928,413	7,460,724	-	92,681	79,522	7,447,565	480,848	570,977
Machinery and industrial equipment	948,647,445	-	11,652,642	2,265,400	958,034,687	637,969,653	-	1,004,956	13,691,537	650,656,234	307,378,453	310,677,792
Furniture and fixtures	8,768,422	-	354,309	50,958	9,071,773	8,091,887	-	41,738	182,519	8,232,668	839,105	676,535
Work in progress	12,571,541	-	2,262,954	9,980,681	4,853,814	-	-	-	-	-	4,853,814	12,571,541
Goods in transit	8,083,781	-	68,312	1,313,083	6,839,010	-	-	-	-	-	6,839,010	8,083,781
Total at December 31, 2001	1,280,432,163	-	14,373,316	13,740,639	1,281,064,840	832,255,805	-	1,139,375	16,681,426	847,797,856	433,266,984	-
Total at June 30, 2001	1,306,733,797	4,575,207	21,931,158	52,807,999	1,280,432,163	791,089,038	1,181,074	4,183,057	44,168,750	832,255,805	-	448,176,358

The information is disclosed in units of currency of August 31, 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.
(Registrant)

Date: May 3, 2002

By: ______________________
Jorge N. Videla